Exhibit (a)(1)


c/o Service Data Corporation
2424 South 130th Circle
Omaha, NE  68144-2596
(800 223-3464
                                                February 21, 1996

Dear Unitholder:

If you have not already, you will soon be receiving materials from Steele Hill Partners L.L.C. ("Steele Hill") describing its partial tender offer (the "Offer") to purchase up to 2,300,000 limited partnership units (the "Units"), or 29.4% of the total Units outstanding, of Stamford Towers Limited Partnership (the "Partnership") at a price of $1.51 per Unit, less the amount of any distributions declared or made by the Partnership between February 14, 1997 and the date of purchase. Neither Steele Hill nor any of its affiliates are affiliated with the Partnership or its general partner, and the Offer was not solicited by the Partnership or its management.

AFTER CAREFULLY REVIEWING THE OFFER, WE HAVE DETERMINED THAT THE
PURCHASE PRICE IS INADEQUATE AND DOES NOT REFLECT THE INHERENT VALUE OF YOUR UNITS. IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, WE BELIEVE THAT IT IS NOT IN YOUR BEST INTEREST TO ACCEPT THE OFFER AND RECOMMEND THAT YOU REJECT IT.

The Partnership reached its conclusion after considering a variety of factors, including, but not limited to, the following:

o Improved Performance of the Property and Local Market Conditions. The Partnership's two commercial office buildings (the "Property") are currently operating at their highest occupancy levels since completion of construction. The Property's occupancy rate is currently 70% -- a significant increase from the 51% occupancy rate of only one year ago. Although there can be no assurance that the Partnership's leasing efforts will continue to be successful, the Partnership is currently discussing leases with prospective tenants which, if executed, would increase the Property's occupancy rate to at least 75%. Furthermore, as discussed in the Partnership's recent quarterly reports, the Stamford, Connecticut commercial office market, where the Property is located, has shown continued improvement.

o Offer is Significantly Less than Current Net Asset Value. The price being offered by Steele Hill is 60% BELOW the Partnership's estimate of current net asset value ("NAV") of $3.82 per Unit. The Partnership's NAV, as determined by an independent third-party appraisal, was calculated by assuming the Property was sold at a price equal to its fair market value, adjusted for the Partnership's other assets and liabilities, as of December 31, 1996. As further evidence of the improving performance of your investment, the Partnership's current NAV represents an increase of $1.45 per Unit, or 61%, from the prior year's NAV of $2.37 per Unit. Contrary to the statement in Steele Hill's communication to you, the Partnership's NAV already accounts for the entire judgment in connection with the Gilbane litigation.

o Unitholders who Tender would Forfeit the Right to any Potential Distributions. As discussed above, Steele Hill is attempting to acquire your Units at a significant discount at a time when the appraised value of the Property has increased, and the commercial office market in Stamford, Connecticut has improved. After purchasing your Units, Steele Hill then expects to make a significant profit from any potential distributions from operations or arising from the future sale of the Property.

o First Mortgage Refinancing. The Partnership is exploring its options with respect to refinancing the approximately $17.8 million first mortgage debt which matures in August 1997. Based on discussions with its experts, and in light of the relatively low amount of the first mortgage compared to the Property's $43.35 million appraised value, the Partnership currently anticipates that it should be able to refinance the first mortgage upon maturity. The Partnership intends to seek a new first mortgage which would make available future loan advances to fund, among other things, tenant improvements and leasing commissions.

o Bidder Conflict. Steele Hill concedes that there is a conflict of interest between its desire to purchase your Units at a low price and your desire to sell them at a high price.

THE PARTNERSHIP RECOMMENDS THAT YOU REJECT THE STEELE HILL OFFER AND NOT TENDER YOUR UNITS.

Attached to this letter is the Partnership's response to the Steele Hill Offer which has been filed on Schedule 14D-9 with the Securities and Exchange Commission. While we urge you to read the Schedule 14D-9 in its entirety, Unitholders should carefully review Item 8 therein, which describes certain risks inherent in the forward-looking statements contained in this letter and the Schedule 14D-9.

We will, of course, keep you informed of significant events concerning the Partnership. If you have any questions, please call the Partnership's administrative agent, First Data Investor Services Group, at (800) 223-3464.

Very truly yours,


Regina M. Hertl
President
Stamford Towers, Inc.
General Partner